FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 28, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ITS VICTORY IN THE TENDER FOR THE RIGHT TO UTILIZE THE SUBSOIL PLOT ON THE UVATSK QUARTZITE DEPOSIT

Irkutsk, Russia – May 28, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced that its Bratsk Ferroalloy Plant OOO subsidiary has won the tender to acquire the rights to utilize the subsoil plot on the Uvatsk deposit of quartzite and quartz sandstones.

The tender was announced by the Irkutsk Region Subsoil Use Agency (Irkutsknedra). According to the tender results, determined by the final meeting of the Tender Commission on May 28, 2008, Bratsk Ferroalloy Plant OOO (BFP OOO) was granted the right to use the subsoil plot of the Uvatsk deposit for geological exploration and mining of quartzite and quartz sandstones. BFP OOO submitted in its bid an economically viable, strong technological and environmentally sound solution to develop the Uvatsk deposit.

The deposit is located in the Nizhneudinsk District of the Irkutsk Region, approximately 30 kilometers from the town of Nizhneudinsk, in the interfluvial area between the Kamenka and Uvat rivers. The explored reserves of quartzite in the Uvatsk deposit amount to about 7.0 million tonnes, with previous estimates indicating the potential for about 120.0 million tonnes. Quartzite ore is used to produce ferrosilicon, required in manufacturing metal products.

According to the terms of the tender, in the next few years Mechel is required to build and commission a plant in the deposit area to mine quartzite. The planned capacity of Phase 1 of the plant will be about 400,000 tonnes of ore annually.

“This acquisition is in line with the development of the ferroalloy division of our business and implementation of Mechel’s strategic objective to increase its base of mineral resources. Following the commencement of the Uvatsk deposit development, we will completely cover Bratsk Ferroalloy Plant’s need for high quality quartzite ore. Moreover, the plant’s close proximity to the Uvatsk deposit and the available direct railroad communication significantly increases the entire economic efficiency of the project. Currently, each of Mechel’s ferroalloy subsidiaries has their own raw material bases. The acquisition enables Mechel to decrease its dependence on market fluctuations, provides Mechel with additional competitive advantages, and strengthens its market positions as a whole,” said Mechel Management OOO Chief Executive Officer Vladimir Polin.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  May 28, 2008